SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/22/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
812,544

8. SHARED VOTING POWER
916,427

9. SOLE DISPOSITIVE POWER
812,544
_______________________________________________________

10. SHARED DISPOSITIVE POWER
916,427

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,728,971 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.16%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
812,544

8. SHARED VOTING POWER
916,427

9. SOLE DISPOSITIVE POWER
812,544
_______________________________________________________

10. SHARED DISPOSITIVE POWER
916,427

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,728,971 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.16%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
812,544

8. SHARED VOTING POWER
916,427

9. SOLE DISPOSITIVE POWER
812,544
_______________________________________________________

10. SHARED DISPOSITIVE POWER
916,427

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,728,971 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.16%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
812,544

8. SHARED VOTING POWER
916,427

9. SOLE DISPOSITIVE POWER
812,544
_______________________________________________________

10. SHARED DISPOSITIVE POWER
916,427

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,728,971 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.16%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #4 to the schedule 13d filed September 23, 2016. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit A - Letter to Company Secretary



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on 9/2/16, there were 28,081,712 shares of common stock outstanding as of 6/30/16.  The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of December 21, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,728,971 shares of SWZ (representing 6.16% of SWZ's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 1,728,971 shares of SWZ include 812,544 shares (representing 2.89% of SWZ's outstanding shares) that are beneficially owned by: Mr. Goldstein and the following entities over which Messrs.
Goldstein, Dakos and Mr. Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, MCM Opportunity Partners, LP, and Opportunity Income Plus, LP (collectively,"Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 1,728,971 shares of SWZ beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 916,427 shares (representing 3.26% of SWZ's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 812,544 shares. Bulldog Investors, LLC has shared power to dispose of and vote 916,427 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of SWZ's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 12/19/16 the following shares of SWZ were bought:


Date			Shares		Price
12/19/16		10,600		10.0127
12/20/16		25,000		9.9970
12/21/16		2,383		9.9692



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/22/2016

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Phillip and Judy Goldstein, 60 Heritage Drive, Pleasantville, NY 10570
        (914) 747-5262// pgoldstein@bulldoginvestors.com

December 22, 2016

The Board of Directors
The Swiss Helvetia Fund, Inc.
875 Third Avenue, 22nd Floor
New York, New York 10022

Attention: Abby L. Ingber, Secretary

Dear Ms. Ingber:

	We beneficially own of shares of The Swiss Helvetia Fund, Inc.
with a value in excess of $2,000.00. We have held these shares continuously for over 12 months and plan to continue to hold them through the next meeting of stockholders.

        We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted. If you would like to discuss this proposal, please contact me at (914) 747-5262 or pgoldstein@bulldoginvestors.com.


				*******

RESOLVED: The shareholders of The Swiss Helvetia Fund, Inc. (the Fund) request that the Board of Directors authorize a self-tender offer for all outstanding common shares of the Fund at or close to net asset value (NAV). If more than 50% of the Fund's outstanding common shares are submitted for tender, the Board is requested to cancel the tender offer and take those steps that the Board is required to take to cause the Fund to be liquidated or converted to an exchange traded fund (ETF) or an open-end mutual fund.

                               SUPPORTING STATEMENT

	Over the past twenty years, the Fund's shares have almost always traded at a double-digit discount to net asset value. Consequently, we think it is appropriate at this time for the Board of Directors to authorize a self-tender offer for the Fund's shares at or close to NAV to afford long-term shareholders an opportunity to realize a price close to net asset value. If a majority of the Fund's outstanding common shares are tendered, that would demonstrate that there is insufficient shareholder support for continuing the Fund in its closed-end format. In that case, we think the tender offer should be cancelled and the Fund should be liquidated or converted into (or merged with) an ETF or an open-end mutual fund.

 	If you agree that it is time to take meaningful action to address the Fund's persistent discount, please vote for this (non-binding) proposal.

					   Very truly yours,

					   /S/Phillip and Judy Goldstein POA

					   Phillip and Judy Goldstein